"Exemption No. 82-1357"

Continental Aktiengesellschaft

02055950

Press Release

02 NOV 21 AM 9:10

ContiTech Antriebssysteme GmbH

Inauguration of the New Plant in Romania

SUPPL

Hanover/Timişoara, November 15, 2002. ContiTech Antriebssysteme GmbH, a business unit of ContiTech Holding, a division of Continental AG, has inaugurated its factory in the west Romanian town of Timişoara. "With this initial investment of six million euros we are further expanding our production capacities at a low-cost location," declared Konrad Müller, head of the ContiTech power transmission systems business unit and general manager of ContiTech Romania S.R.L., at the opening celebration. Before the year is out the newly founded ContiTech Romania S.R.L. will start manufacturing automotive drive belts on 3,500 square meters of floor space at the new factory. By the end of 2005 the final phase of expansion is slated for completion, at which time 150 employees will be turning out around four million drive belts. The clientele includes all the major automakers.

ContiTech Power Transmission Systems has a workforce of around 1,300 employees at eight production sites in Germany, the United Kingdom, Brazil, Mexico, China and Romania. It is currently achieving sales of approximately 200 million euros. Continental AG has been active in Romania for two years now. In Timişoara it is already operating the company's most modern tire plant, which will employ around 1,000 employees in the final phase and have an annual capacity of eight million tires. To this end it has invested a total of 100 million euros.

ContiTech Holding GmbH has a worldwide workforce of around 15,000 employees. In 2001 it realized sales of 1.8 million euros. The holding is a division of Continental AG, one of the world's top automotive components suppliers with around 65,000 employees and sales of 11.2 billion euros last year.

Bettina Körner
Local Press
Phone: +49 (0)511 / 938-1364
Fax: +49 (0)511 / 938-1055
E-Mail: prkonzern@conti.de

dlw 11/26